Exhibit 21.1

As of Sep 25th, 2020, we Esports Entertainment Group Inc. had four “significant subsidiaries,” as defined in Regulation S-X, Rule 1-02(w), identified as follows:

1.	GMBL New Jersey Inc, a NJ corporation

2.	LHE Enterprises Limited, a company registered in Gibraltar

3.	Esports Entertainment (Malta) Limited, a Malta Corporation

4.	Vie Esports Services BV, a Curacao corporation

In addition, we also had the following subsidiaries:

5.	Esports Services (Malta) Limited, a Malta corporation

6.	Argyll Entertainment AG, a company registered in Switzerland

7.	Argyll Productions Limited, a UK limited company

8.	Nevada Holdings Limited, a Malta corporation

9.	Highland Gaming Limited, a Malta corporation